Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

4 June 2025

ASIC PROCEEDINGS AGAINST RAMS FINANCIAL GROUP

Westpac has announced today that its subsidiary, RAMS Financial Group Pty Limited (RFG), has reached agreement with ASIC to resolve ASIC’s investigation into the RAMS business through agreed civil penalty proceedings filed in the Federal Court.

The proceedings relate to RFG’s oversight of conduct of RAMS franchisees and their employees who were authorised credit representatives of RFG between 3 June 2019 to 30 April 2023. ASIC and RFG have prepared a Statement of Agreed Facts and Admissions.

RFG will continue to work cooperatively with ASIC to resolve the proceedings as quickly as possible. Westpac expects existing provisions should be sufficient to meet the financial outcome of the proceedings, subject to court approval.

Following a review of the RAMS business, RFG completed a remediation program. RFG closed the RAMS business to new home loan applications from 6 August 2024. RAMS customers continue to access services through the RAMS app, website and call centre.

For further information:

Hayden Cooper	Justin McCarthy
Group Head Media Relations	General Manager Investor Relations
M. 0402 393 619	M. 0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.